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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SIERRA PACIFIC RESOURCES
             (Exact name of registrant as specified in its charter)

                  Nevada                                  88-0198358
                  ------                                  ----------
(State of incorporation or organization)       (IRS Employer Identification No.)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada               89520
---------------------------------------------               -----
(Address of principal executive offices)                  (Zip Code)

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
If this Form relates to the registration     If this Form relates to the registration
of a class of debt securities and is         of a class of debt securities and is to
effective upon filing pursuant to            become effective simultaneusly with
the General Instruction A(c)(1) please       effectiveness of a concurrent registration
check the following box. [ ]                 statement under the Securities Act of 1933
                                             pursuant to General Instruction A(c)(2)
                                             please check the following box.  [  ]
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Securities to be registered pursuant to Section 12(b) of the Act:

                          Common Stock Purchase Rights
                          ----------------------------
                    (Title of each class to be so registered)

                             New York Stock Exchange
                             -----------------------
        (Name of each exchange on which each class is to be registered):

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

    On September 21, 1999, the Board of Directors of Sierra Pacific Resources (the "Sierra Pacific Board") declared a dividend distribution of one right (a "Sierra Pacific Right") for each outstanding share of Sierra Pacific common stock to stockholders of record at the close of business on October 31, 1999, and one Sierra Pacific Right has been and will be issued for each share of Sierra Pacific common stock issued thereafter prior to the Sierra Pacific Distribution Date (as defined herein). By issuing the new Sierra Pacific Rights, the Sierra Pacific Board extended the benefits and protections afforded to stockholders under the Rights Agreement, dated as of October 15, 1989, which expired on October 31, 1999. The description and terms of the Sierra Pacific Rights are set forth in the Rights Agreement, dated as of September 21, 1999, as amended (the "Sierra Pacific Rights Agreement"), between Sierra Pacific and Harris Trust and Savings Bank, as Rights Agent. Certain of the capitalized terms used in the following description have the meanings set forth in the Sierra Pacific Rights Agreement. The following descriptions of the Sierra Pacific Rights and the Sierra Pacific Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Sierra Pacific Rights Agreement.

    Each Sierra Pacific Right, initially evidenced by and traded with the shares of Sierra Pacific Common Stock, entitles the registered holder to purchase one share of Sierra Pacific Common Stock at an exercise price of $75, subject to certain adjustments, regulatory approval and other specified conditions. The Sierra Pacific Rights are not exercisable until the Distribution Date and will expire on October 31, 2009 unless previously redeemed by Sierra Pacific as described below. Following a Sierra Pacific Distribution Date, the Sierra Pacific Rights will trade separately from the Sierra Pacific Common Stock and will be evidenced by separate certificates. Until a Sierra Pacific Right is exercised, the holder thereof will have no rights as a stockholder of Sierra Pacific, including, without limitation, the right to receive dividends.

    Except as described below, the Sierra Pacific Rights will be evidenced by the Sierra Pacific Common Stock certificates. The Sierra Pacific Rights will separate from the Sierra Pacific Common Stock and a "Sierra Pacific Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons other than Sierra Pacific and its affiliates (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Sierra Pacific Common Stock (the "Stock Acquisition Date") and (ii) 10 business days (or such later date as a majority of the Sierra Pacific Board may determine) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer that would result in a person or group becoming an Acquiring Person.

    In the event that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Sierra Pacific Common Stock at a price and on terms determined by at least a majority of the independent members of the Sierra Pacific Board who are not Acquiring Persons or affiliates or associates of an Acquiring Person, after receiving the advice of one or more investment banking firms, to be fair to the stockholders of Sierra Pacific and otherwise in the best interests of Sierra Pacific and its


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stockholders) each holder of a Sierra Pacific Right will have the right, subject to regulatory approval and other specified conditions, to receive, upon exercise at the then current exercise price of the Sierra Pacific Right, Sierra Pacific Common Stock having a market value equal to two times the exercise price of the Sierra Pacific Right. Notwithstanding any of the foregoing, following the occurrence of any such event, all Sierra Pacific Rights that are or (under certain circumstances specified in the Sierra Pacific Rights Agreement) were beneficially owned by any Acquiring Person (or certain related parties) will be null and void.

    In the event that, at any time following the Sierra Pacific Distribution Date, Sierra Pacific is acquired in a merger or other business combination transaction (other than pursuant to certain approved merger transactions), or 50% or more of Sierra Pacific's assets or earning power is sold, each holder of a Sierra Pacific Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Sierra Pacific Right.

    At any time until 10 days following the Stock Acquisition Date, Sierra Pacific may redeem the Sierra Pacific Rights, in whole but not in part, at a price of $.01 per Sierra Pacific Right. Immediately upon the action of the Sierra Pacific Board ordering redemption of the Sierra Pacific Rights, the Sierra Pacific Rights will terminate and the only right of the holders of Sierra Pacific Rights will be to receive the $.01 redemption price.

    At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Sierra Pacific Common Stock, the Sierra Pacific Board may exchange the Sierra Pacific Rights (other than Sierra Pacific Rights owned by the Acquiring Person which shall become null and void), in whole or in part, for Sierra Pacific Common Stock at a ratio of one share of Sierra Pacific Common Stock per one Sierra Pacific Right.

Item 2.           Exhibits

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
99.1              Rights Agreement between Sierra Pacific Resources and Harris Trust and
                  Savings Bank, dated as of September 21, 1999
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:     December 7, 1999             SIERRA PACIFIC RESOURCES

                                        By: /s/ MARK A. RUELLE
                                        --------------------------------
                                        Mark A. Ruelle
                                        Title: Senior Vice President,
                                               Chief Financial Officer
                                               and Treasurer


                                 EXHIBIT INDEX

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
Exhibit         Description
-------         -----------
99.1            Rights Agreement between Sierra Pacific Resources and Harris Trust and
                Savings Bank, dated as of September 21, 1999
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